UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

Commission File No. 001-35043

GREAT PANTHER SILVER LIMITED
(Translation of registrant's name into English)

1330 - 200 Granville Street
Vancouver, British Columbia, V6C 1S4, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F   [   ]        Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [ ]

AMENDMENT

This amendment to Form 6-K is furnished to amend the original Form 6-K filed with the Commission on July 7, 2016 in order to (i) incorporate Exhibit 99.2 and Exhibit 99.4 into the Registration Statement on Form F-10 of Great Panther Silver Limited (File No. 333-214201), and (ii) furnish Exhibit 99.4.

INCORPORATION BY REFERENCE

Exhibit 99.2 (Amended and Restated Underwriting Agreement) and Exhibit 99.4 (Warrant Indenture) to this report on Form 6-K/A furnished to the SEC are expressly incorporated by reference into (i) with respect to Exhibit 99.4 only, the Registration Statement on Form F-10 of Great Panther Silver Limited (File No. 333-199119), and (ii) the Registration Statement on Form F-10 of Great Panther Silver Limited (File No. 333-214201).

SUBMITTED HEREWITH

Exhibits

99.2

Amended and Restated Underwriting Agreement dated July 6, 2016 between Great Panther Silver Limited, Cantor Fitzgerald Canada Corporation, Rodman & Renshaw a unit of H.C. Wainwright & Co., LLC, Euro Pacific Capital, Inc. and Sprott Private Wealth LP (1)

99.4	Warrant Indenture dated July 12, 2016 between the Great Panther Silver Limited and Computershare Trust Company of Canada (2)

(1)	Originally furnished on Form 6-K dated July 7, 2016

(2)	Filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER SILVER LIMITED

Date: October 27, 2016

/s/ Jim Zadra
Jim Zadra
Chief Financial Officer